

Mail Stop 3561

November 26, 2008

Michael F. Johnston
Chief Executive Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

> **Re:** **Visteon Corporation**
> **File Number: 1-15827**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Schedule 14 filed 3/31/2008**

Dear Mr. Johnston:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K

Item 11. Executive Compensation, page 132

1. While we note that you have included executive compensation disclosure under Item 9B of your Form 10-K, you have not cross-referenced to that disclosure. In future filings, please provide all relevant cross-references in this section.

Schedule 14A

Executive Compensation, page 12

2. We note your disclosure in this section and under "Other Information" in Item 9B of the Form 10-K. We note that you have not disclosed all performance targets for 2007 in your Compensation Discussion & Analysis. While it appears that you have provided certain targets in the narrative following the Grants of Plan-Based Awards Table, please note all targets must be disclosed and discussed in the Compensation Discussion & Analysis section. Please confirm that you will comply with this comment in future filings.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor